September 6, 2016

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-7010

Re:                             AveXis, Inc.
Registration Statement on Form S-1
Filed August 24, 2016

File No. 333-213292

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of AveXis, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 p.m. Eastern Time on September 7, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we, as the representatives of the several underwriters, expect to distribute approximately 800 copies of the preliminary prospectus to be dated September 6, 2016 to underwriters, dealers, institutions and others.

We, the undersigned, as the representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

(signature page follows)

Very truly yours,

GOLDMAN, SACHS & CO.

As representative of the several underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Daniel M. Young
Name:	Daniel M. Young
Title:	Managing Director

JEFFERIES LLC

As representative of the several underwriters

JEFFERIES LLC

By:	/s/ Matthew Kim
Name:	Matthew Kim
Title:	Managing Director

(Signature Page to Acceleration Request Letter)